PACIFIC NORTH WEST

CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 JULY 2006 and 2005

Prepared by Management

These financial statements have NOT been reviewed by the Company’s auditor

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets

Canadian Funds

ASSETS	July 31 2006	April 30 2006
Current
Cash and cash equivalents	$2,683,541	$3,091,847
Accounts receivable	17,507	22,789
Due from River Valley Joint Venture (Note 4b)	116,951	104,734
Portfolio investments (Note 3)	115,772	115,772
Prepaid expenses and deposits	57,838	63,716
	2,991,609	3,398,858
Restricted Cash - Flow-Through (Note 7b)	110,141	140,359
Mineral Property Costs - Schedule (Note 4)	2,123,056	2,072,383
Equipment (Note 5)	84,366	70,142
	$5,309,172	$5,681,742

LIABILITIES
Current
Accounts payable and accrued liabilities	$16,855	$63,657
Due to directors	4,500	-
Cash call payable (Note 4e)	1,238	1,238
	22,593	64,895
Commitments (Note 10)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited number of common voting shares
Unlimited number of preferred voting shares
Issued and fully paid:
35,132,452 (April 30, 2006 - 35,112,452) common shares	14,241,682	14,227,882
Contributed Surplus	1,183,974	1,155,925
Deficit - Statement 2	(10,139,077)	(9,766,960)
	5,286,579	5,616,847
	$5,309,172	$5,681,742

ON BEHALF OF THE BOARD:

“Harry Barr”	,	Director
“Bernard Barlin”	,	Director

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Balance – 30 April 2003	21,165,701	$6,587,594	$151,725	$(5,251,833)	$1,487,486
Issuance of shares for:
- Private placements	9,344,444	6,400,000	-	-	6,400,000
- Properties	38,000	22,460	-	-	22,460
- Exercise of options	418,334	256,334	-	-	256,334
- Exercise of warrants	445,800	290,537	-	-	290,537
- Performance shares	50,000	39,500	-	-	39,500
- Finder’s fees	88,725	-	-	-	-
Share issuance costs	-	(367,853)	-	-	(367,853)
Stock-based compensation costs	-	-	223,000	-	223,000
Loss for the year	-	-	-	(1,276,008)	(1,276,008)
Balance – 30 April 2004	31,551,004	13,228,572	374,725	(6,527,841)	7,075,456
Issuance of shares for:
- Properties	110,000	67,800	-	-	67,800
- Exercise of options	18,000	8,720	-	-	8,720
- Exercise of warrants	38,400	19,200	-	-	19,200
- Performance shares	100,000	51,500	-	-	51,500
Share issuance costs	-	(205)	-	-	(205)
Stock-based compensation costs	-	-	582,434	-	582,434
Stock options exercised – transferred to share capital	-	6,113	(6,113)	-	-
Performance shares allotted	-	-	24,000	-	24,000
Loss for the year	-	-	-	(1,894,297)	(1,894,297)
Balance – 30 April 2005	31,817,404	13,381,700	975,046	(8,422,138)	5,934,608
Issuance of shares for:
- Private placements	2,956,000	1,136,800	-	-	1,136,800
- Properties	139,048	113,800	-	-	113,800
- Performance shares	200,000	72,250	-	-	72,250
Share issuance costs	-	(89,019)	-	-	(89,019)
Stock-based compensation costs (Note 7(e)(ii))	-	-	204,879	-	204,879
Future income tax on flow-through (Note 8 (c))	-	(387,649)	-	-	(387,649)
Performance shares allotted	-	-	(24,000)	-	(24,000)
Loss for the year	-	-	-	(1,344,822)	(1,344,822)
Balance – 30 April 2006	35,112,452	$14,227,882	$1,155,925	$(9,766,960)	$5,616,847
Issuance of shares for:
- Private placements	-	-	-	-	-
- Properties	20,000	13,800	-	-	13,800
- Performance shares	-	-	-	-	-
Share issuance costs	-	-	-	-	-
Stock-based compensation costs (Note 7(e)(ii))	-	-	28,049	-	28,049
Future income tax on flow-through (Note 8 (c))	-	-	-	-	-
Performance shares allotted	-	-	-	-	-
Loss for the period	-	-	-	(372,117)	(372,117)
Balance – 31 July 2006	35,132,452	$14,241,682	$1,183,974	$(10,139,077)	$5,286,579

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	Three months ended 31 July
	2006	2005
General and Administration Expenses
Consulting fees	$54,645	$75,438
Stock compensation (Note 7(e)(ii))	28,049	78,454
Investor and shareholder relations	64,868	26,043
Travel, lodging and food	30,947	17,134
Management fees	22,050	21,000
Director fees	4,500	4,500
Salaries and benefits	41,203	36,252
Accounting and audit	8,100	8,400
Office	14,447	17,391
Transfer agent and regulatory fees	19,951	20,720
Rent	14,686	14,437
Telephone and utilities	9,329	6,625
Legal	1,951	3,357
Vehicle lease	3,241	3,241
Interest, bank charges and taxes	847	662
Insurance, licenses and fees	6,253	-
	(325,067)	(333,654)
Loss Before the Undernoted
Mineral property costs written off	(81,986)	(30,800)
Interest and other income	17,985	15,863
Project management fees	16,951	33,583
	(47,050)	18,646

Loss for the Period	(372,117)	(315,008)

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	Three months ended 31 July
Cash Resources Provided By (Used In)	2006	2005
Operating Activities
Loss for the period	$(372,117)	$(315,008)
Items not affecting cash
Mineral property costs written off	81,986	30,800
Stock-based compensation costs	28,049	78,454
Portfolio investments written down	-	-
Loss on sale of equipment	-	-
Amortization	-	-
Consulting fees – performance shares issued/allotted	-	-
Future income tax recovery on flow-through shares (Note 8c)	-	-
	(262,082)	(205,754)
Changes in non-cash working capital	(43,359)	(24,329)

	(305,441)	(230,083)
Investing Activities
Lonmin PLC advances received	-	789,393
Kaymin Resources Limited advances received	-	-
Sale of investments	-	-
Purchase of equipment	(14,224)	(2,945)
Sale of equipment	-
Purchase of portfolio investments	-
Cash call payable	-	(16,759)
Mineral property costs	(118,859)	(981,462)
	(133,083)	(211,773)
Financing Activities
Share capital issued, net of issuance costs	-	928,460

Net Increase (Decrease) in Cash	(438,524)	486,604
Cash position - Beginning of year	3,232,206	4,473,027
Cash Position - End of period	$2,793,682	$4,959,631

Cash Position Consists of:
Cash and cash equivalents	$2,683,541	$4,085,431
Restricted cash	110,141	874,200
	$2,793,682	$4,959,631

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$13,800	$13,800
Stock-based compensation expense included in share capital	$28,049	$78,454
Performance shares issued for consulting fees	$-	$40,000

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Three months ended July 31, 2006
	Acquisition Costs	Exploration Costs	Total	April 30 2006 Total
Ontario Properties
River Valley
Engineering and geological consulting (recovery)	$-	$-	$-	$-

Agnew Lake
Engineering and geological consulting	-	-	-	14,283
Assays and geochemical	-	-	-	6,426
Field expenses	-	-	-	2,320
Kaymin advances	-	-	-	(23,029)
	-	-	-	-

West Timmins Nickel
Staking	-	-	-	24,605
Drilling	-	-	-	269,492
Geophysical	-	-	-	229,407
Field expenses	-	3,353	3,353	144,010
Assays and geochemical	-	-	-	48,828
Engineering and geological consulting	-	6,270	6,270	248,016
	-	9,623	9,623	964,358
Renfrew
Staking	6,017	-	6,017	-
Engineering and geological consulting	-	4,370	4,370	-
Field expenses	-	2,109	2,109	-
Assays and geochemical	-	-	-	-
	6,017	6,479	12,496	-

Sudbury - General
Engineering and geological consulting	-	11,366	11,366	30,264
Field expenses	-	6,692	6,692	21,825
Assays and geochemical	-	77	77	564
	-	18,135	18,135	52,653

Quebec Properties
Glitter Lake
Field expenses	-	1,570	1,570	(1,215)
Engineering and geological consulting	-	450	450	-
Option payment	-	-	-	20,000
Treasury shares - option payment	13,800	-	13,800	13,800
Quebec exploration tax credit	-	-	-	(97,063)
Geophysics	-	-	-	5,941
	13,800	2,020	15,820	(58,537)

Balance Carried Forward	$19,817	$36,257	$56,074	$958,474

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Three months ended July 31, 2006
	Acquisition Costs	Exploration Costs	Total	April 30 2006 Total
Balance Forward	$19,817	$36,257	$56,074	$958,474

Alaska Properties
Union Bay
Option payment	30,000	-	30,000	30,000
Treasury shares – option payment	-	-	-	100,000
Engineering and geological consulting	-	555	555	541,677
Field expenses	-	-	-	208,427
Assay	-	-	-	109,552
Geophysical	-	-	-	-
Drilling	-	-	-	327,602
Property costs	-	-	-	12,685
Lonmin reimbursement	-	-	-	-
Lonmin PLC advances	-	-	-	(1,210,183)
	30,000	555	30,555	119,760

Kane
Filing fee	-	-	-	4,425
Engineering and geological consulting	-	-	-	1,181
	-	-	-	5,606
Tonsina
Staking	17,345	-	17,345	-
Field expenses	-	72	72	-
Wages	-	223	223	-
Filing fee	-	-	-	-
Engineering and geological consulting	-	640	640	-
	17,345	935	18,280	-

Balance Carried Forward	$67,162	$37,747	$104,909	$1,083,840

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Three months ended July 31, 2006
	Acquisition Costs	Exploration Costs	Total	April 30 2006 Total
Balance Forward	$67,162	$37,747	$104,909	$1,083,840

Alaska Properties – Continued
Alaska – Good News Bay
Option payment	11,400	-	11,400	27,750
Filing fee	-	-	-	-
Engineering and geological consulting	-	8,229	8,229	5,205
Wages	-	1,388	1,388	6,077
Field expenses	-	6,733	6,733	1,569
	11,400	16,350	27,750	40,601

New Zealand
Field expenses	-	-	-	6,498
Property fees	-	-	-	17,854
Engineering and geological consulting	-	-	-	4,008
	-	-	-	28,360

Costs for the Period	78,562	54,097	132,659	1,152,801
Balance – Beginning of year	611,072	1,461,311	2,072,383	1,336,348
Mineral property costs written off	(1,984)	(80,002)	(81,986)	(416,766)

Balance – End of Period	$687,650	$1,435,406	$2,123,056	$2,072,383

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Pacific North West Capital Corp. (“the Company”) and its wholly owned New Zealand subsidiary, PFN New Zealand Limited, which is accounted for using the purchase method of accounting.

b)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash investments with institutions of high-credit worthiness.

c)

Portfolio Investments

Investments are recorded at the lower of cost or market value.   Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

The costs capitalized for mineral properties are regularly reviewed on a property-by-property basis to consider if there is any impairment on the subject property. When the carrying value of the property exceeds the net estimated recoverable amount for that property a provision is made for impairment in value. The net realizable value is determined based on identifiable geological reserves, joint venture expenditures or commitments or the Company’s assessment of its ability to sell the property for its carrying value.

The recorded costs do not necessarily reflect present or future values of the mineral properties.

When the Company acquires or disposes of a property subject to an option agreement, because the option is exercisable at the option of the optionee, such option payments payable or receivable are not recorded according to the requirements under the subject option agreement. Option payments and expenditures are recorded as mineral property costs when the payments are made or the expenditures are completed.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Asset Retirement Obligations – Change in Accounting Policy

Effective 1 May 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

f)

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts when the Company’s METC application is approved by Canada Revenue Agency auditors or when the amount to be received can be reasonably estimated and collection is reasonably assured.

g)

Equipment and Amortization

Equipment is valued at cost less accumulated amortization.  The Company provides amortization of furniture and office equipment, and automotive equipment using the declining balance method at 20% and 30% respectively.  One-half of the above rates are applied in the year of acquisition.

h)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

i)

Share Capital

i)

The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

ii)

Share capital issued for non-monetary consideration is recorded at fair market value.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

j)

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

k)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

l)

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

n)

Flow-Through Shares

The Company adopted the recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after 19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

o)

Joint Venture

Certain of the Company’s properties were the subject of joint venture agreements.  Where joint venture agreements exist, the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

p)

Variable Interest Entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities,” to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“VIE”).  The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.  The Guideline is effective for annual and interim periods beginning on or after November 1, 2005, and upon adoption, will not materially impact the Company’s results of operations and financial position.

2.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, portfolio investments, amount due from River Valley Joint Venture, accounts payable, due to directors and cash call payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

3.

Portfolio Investments

Details are as follows:

	July 31, 2006		April 30 2006
	Book Value	Market Value	Book Value
485,688 (2006 – 485,688) common shares of Freegold Ventures Limited (“Freegold”)	$70,840	$199,132	$70,840
196,600 (2006 – 196,600) common shares of CanAlaska Ventures Ltd (“CanAlaska”)	37,432	86,504	37,432
150,000 (2006 - 150,000) common shares of Consolidated Venturex Holdings Ltd. (“Venturex”)	7,500	19,500	7,500
	$115,772	$305,136	$115,772

The above investments have been accounted for using the cost method. All investments represent less than a 5% ownership of the respective companies.   Freegold, CanAlaska and the Company have certain directors in common. During the period, the Company had a net gain on sale of CanAlaska shares of $Nil. During the period, the Company had a write-down of investments of $Nil.

4.

Mineral Properties

a)

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances	Write-off of Mineral Property Costs	Total July 31 2006	Total April 30 2006
Ontario Properties
River Valley Joint Venture	$1	$5,053,099	$(5,053,099)	$-	$1	$1
Sargesson and Kelly/Davis	27,900	11,954	-	-	39,854	39,854
West Timmins Nickel	56,596	1,574,488	-	-	1,631,084	1,621,461
Renfrew	6,017	6,479			12,496
Sudbury General	-	18,135	-	-	18,135	-
Quebec Properties
Glitter Lake	88,447	8,207	-	-	96,654	80,834
Alaska Properties
Union Bay	441,593	4,017,863	(4,251,162)	-	208,294	177,739
Kane	10,601	19,305	-	-	29,906	29,906
Tonsina	17,345	935			18,280	-
Good News Bay	39,150	29,201	-	-	68,351	40,601
Labrador Property	1	-	-	-	1	1
New Zealand Property	1,984	80,002	-	(81,986)	-	81,986
	$689,635	$10,819,668	$(9,304,261)	$(81,986)	$2,123,056	$2,072,383

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

4.

Mineral Properties - Continued

b)

River Valley Farm-In and Joint Venture

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited (“Kaymin”), a wholly owned subsidiary of Anglo American Platinum Corporation Ltd., an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property (Notes 4b(i) - 4b(vi) respectively), in the Sudbury Region of Ontario.  During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest. As Kaymin controls all financing, investing and operating decisions during this second earn-in phase, the consolidated financial statements of the River Valley Joint Venture have not been incorporated on a proportionate basis into these consolidated financial statements.  As at 31 July 2006, $116,951 (2006 - $104,734) is receivable from the joint venture for an unsecured advance ($100,000) payable on demand and management fees ($16,951).

The above agreement is subject to various Net Smelter Return (“NSR”) royalties under the terms of the underlying agreements ranging from 2% to 3%.

i)

River Valley Property

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors.  In addition, minimum annual exploration expenditures of $100,000 were completed.

The property is subject to a 3% NSR.  The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)

Goldwright Property

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario, by incurring in excess of $350,000 of exploration expenditures on the properties by 31 May 2001.

Certain of the above claims are subject to a 2% NSR.

iii)

Frontier Property

The Company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

4.

Mineral Properties - Continued

b)

River Valley Farm-In and Joint Venture - Continued

iv)

Washagami Property

The Company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Janes Townships, Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% NSR.

v)

Razor Property

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

vi)

Western Front Property

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a Company (the “optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares.  In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000.  The Company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

c)

Agnew Lake Property (Note 4 (e))

By agreement dated 15 August 2000 and amended 16 August 2001 and 2 December 2003, the Company could have acquired a 50% interest in certain mineral claims, known as the Agnew Lake property, located in the Shakespeare, Dunlop, Shibananing and Gough Townships, Sudbury Mining District, Ontario.

As consideration the Company, at its option, was required to incur $500,000 of exploration expenditures on the property, issue 350,000 shares (issued) and make option payments of $200,000 (paid).

During the previous year, the Company terminated this agreement.  Accordingly, all acquisition and exploration costs previously incurred have been written off.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

4.

Mineral Properties - Continued

d)

ProAm Property

By agreement dated 12 October 2001, the Company and a third party (collectively “the optionees”) can acquire a 100% interest (50% each) in certain mineral claims, known as the ProAm property, located in the Dunlop and Shakespeare Townships, Sudbury Mining District, Ontario.  As consideration, the optionees, at their option, must collectively incur $400,000 ($35,198 incurred as of 30 April 2005) of exploration expenditures on the property by 12 October 2005. In addition, the Company has paid cash payments of $30,000 and issued 21,000 of the Company’s shares.

During the previous year, the Company terminated this agreement.  Accordingly, all acquisition and exploration costs previously incurred have been written off.

e)

Agnew Lake Farm-In

By agreement dated 25 May 2001 and amended 10 October 2003, the Company and the underlying optionor collectively optioned to Kaymin up to a 60% interest (30% related to the Company’s interest) in the Agnew Lake property and the ProAm property (Note 4c and d), located in the Sudbury region, Ontario.

Kaymin may, at its option, earn a 49.5% interest in the properties by making cash payments to the Company and the underlying optionor of $200,000 each (received), and advancing funds for exploration and development expenditures as follows:

		Cumulative Amounts
By 31 December 2001	(advanced)	$1,400,000
By 31 December 2002	(advanced)	$2,650,000
By 31 December 2004	($3,299,349 advanced)	$4,150,000
By 31 December 2005		$6,000,000

Although the Company has received the full amount of these funds from Kaymin, the Company, as Manager of the project, has not yet incurred the full amount in exploration expenditures on the property.  As at 31 July 2006, the funds advanced by Kaymin less the exploration expenditures incurred, has been recorded as a cash call payable of $1,238 (2006 - $1,238).

During the previous year, Kaymin terminated this agreement.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

4.

Mineral Properties - Continued

f)

Sargesson and Kelly/Davis Properties

The Company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario.  As consideration, the Company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The Company can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

g)

Glitter Lake Property

By agreement dated 15 August 2003, amended on 30 April 2005 and amended on 30 April 2006, the Company can acquire, from CanAlaska Ventures Ltd. (“CanAlaska”), a Company with directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
On or before 4 June 2004	(issued)	-	20,000	-
On or before 15 August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15 August 2005	(paid)	20,000	-	-
On or before 28 May 2006	(issued)	-	20,000	-
On or before 15 April 2007		-	-	150,000
On or before 15 April 2008		-	-	200,000
On or before 15 April 2009		-	-	300,000
Total		$45,000	60,000	$700,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

4.

Mineral Properties - Continued

g)

Glitter Lake Property - Continued

Upon the Company having vested with a 50% interest by completing the aforementioned payments and obligations, the Company may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within 24 months.  In the event the Company does not complete a bankable feasibility study within two years, the Company agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest the Company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, the Company agrees to make annual cash payments of $50,000 to the Optionor for each year the project is not placed into commercial production.

In the event that a major mining Company elects to participate in the project before the Company vests with a 50% interest, the Company will issue shares to the value of $100,000 to CanAlaska, within 15 days of the Company becoming vested, or pay such amount that will result in the Company having spent $1,000,000 in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The Company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

h)

Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company can acquire, from Freegold, a Company with certain directors and officers in common with the Company, up to a 50% interest in 785 claim units known as the Union Bay Property, located in south-east Alaska.  As consideration, the Company, at its option, must subscribe to purchase a private placement of $165,000 (completed) and must issue shares and make payments as follows:

		Option Payments	Shares
Within 5 days of approval by regulatory authorities	(issued)	$-	30,000
On or before the first anniversary of regulatory approval	(issued)	-	30,000
On or before 1 July 2003	(paid)	20,000	-
On or before 1 July 2004	(paid)	20,000	-
On or before 1 July 2005	(paid)	30,000	-
On or before 1 July 2006	(paid)	30,000	-
Total		$100,000	60,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

4.

Mineral Properties - Continued

h)

Union Bay Property, Alaska - Continued

In addition to the above, minimum aggregate exploration expenditures of $1,000,000 must be completed by 1 July 2006, as follows:

On or before 1 July 2003	(completed)	$30,000
On or before 1 July 2004	(completed)	$30,000
Minimum aggregate on or before 1 July 2005	(completed)	$400,000
Minimum aggregate on or before 1 July 2006	(completed)	$1,000,000

The Company is responsible for the annual rents due on the property.  These rental payments shall be made on or before 16 August of each year the agreement is in effect.

Upon the Company having vested with a 50% interest by completing the aforementioned payments and obligations, the Company may elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of becoming vested.  Upon vesting with a 60% interest, the Company may within 90 days elect to increase its interest to 70% by placing the property into commercial production.

Under an amendment dated 2 April 2003, in the event a major mining Company elects to participate in the project before the Company vests with a 50% interest, and subsequently vests with an interest in the property, the Company and Freegold shall each, at the time of vesting, be deemed to hold a 50% interest in the property and the Company shall relinquish its right to earn a 60% or 70% interest.  The Company will then issue shares to the value of $100,000 to Freegold within 15 days of the major mining company vesting. The shares will be issued at a price equivalent to the volume weighted five-day average price preceding the vesting date.  On April 3, 2006, 119,048 shares were issued at a deemed price of $0.84 per share.  In addition, the Company will receive 100% of the first US$60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the Company and Freegold.

By joint venture agreement dated 21 May 2003 with Lonmin PLC (“Lonmin”) (a major mining Company), the Company and Freegold granted an option to Lonmin for up to a 70% interest in the Union Bay platinum project.  To earn a 60% interest, Lonmin must incur, at its option, exploration expenditures of US$815,000 (completed) in 2003 and a minimum of US$1,000,000 per year in 2004 (completed), 2005 and 2006 and US$750,000 for each year thereafter.  Lonmin may earn an additional 10% interest in the project by delivering a full feasibility study.  Upon the decision, by the management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, the Company and Freegold will each repay their share of the exploration costs and contribute pro rata to operating costs.  The Company is the operator of the project during the exploration phase.

On August 24, 2005, Lonmin terminated this agreement.  The Company intends to retain the project by reducing the property size to encompass the remaining prospective target areas identified to date.

i)

Kane Property, Alaska

In a prior year the Company acquired 30 claims by staking in Alaska.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

4.

Mineral Properties - Continued

j)

Goodnews Bay, Alaska

By agreement dated 1 January 2006, the Company can acquire, from Calista Corporation (“Calista”), a 100% interest in certain mineral claims known as the Goodnews Bay property, located on the west coast of Alaska.

As consideration, the Company, at its option, must make payments and incur exploration expenditures as follows:

			Payments	Exploration Expenditures
Upon execution of agreement	(paid)	US$	25,000	US$	-
On or before 31 December 2006			45,000		200,000
On or before 31 December 2007			55,000		250,000
On or before 31 December 2008			75,000		350,000
On or before 31 December 2009*			100,000		450,000
On or before 31 December 2010					700,000
Total		US$	300,000	US$	1,950,000

*US$100,000 annual payments to be made until completion of a feasibility study

  US$250,000 annual payments to be made following completion of a feasibility study

The Company has elected to expend the required US$200,000 - 2006 exploration expenditures. The Company shall have until December 1st of each year the lease is in effect to commit to the following year's exploration expenditures.

After the Company has completed US$1.95 million expenditures on the property, it shall have a grace period of two years without obligation to perform additional work commitments, after which it will be required to expend a minimum of US$700,000 per annum, until a feasibility study is completed.

Once the Company completes a feasibility study the Company shall have no further work obligations for a subsequent period of four years in addition to the time remaining of the grace period of two years. After five years, the Company will continue to make cash payments of US $100,000 until such time as the feasibility study is completed. Upon completion of a feasibility study and until such time as the commencement of commercial production the Company will make cash payments of US $250,000 per annum.  In addition, the Company will donate US$3,000 to the Calista Corporation Scholarship Fund each year the lease is in effect, until such time as a feasibility study is completed at which time the donation shall increase to US$5,000 per year. Following commencement of commercial production, the Company will provide $10,000 per annum to the scholarship fund

The Company will pay a NSR to Calista of 1.5% or $100,000 per annum whichever is the greater from the commencement of commercial production for a period of five years or until payback of all capital expenditure on the project whichever is shorter; thereafter the royalty shall be tied to the price of platinum.  Upon receipt of the feasibility study, Calista shall have one hundred and eighty (180) days in which to elect to acquire up to fifteen percent (15%) but in no event less than five percent (5%) operating interest in the project. At the time Calista elects to acquire an operating interest Calista shall pay the joint venture an initial contribution of two hundred percent (200%) of the agreed-upon pro-rata portion of exploration costs incurred by the Company, minus anniversary cash payments and scholarship contributions paid to Calista.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

4.

Mineral Properties - Continued

k)

Tonsina Property, Alaska

During the period, the Company acquired 46 claims by staking in Alaska.

l)

New Zealand Property

During a previous year, the Company was granted two exploration permits in New Zealand. During the period, the Company allowed one permit to lapse and transferred title on the other permit to Mainland Resources Ltd (a private company registered in New Zealand) while retaining a 2% NSR. Accordingly, all acquisition and exploration costs previously incurred have been written-off.

m)

West Timmins Nickel Project, Ontario

By agreement dated 28 October 2004, the Company may earn up to a 100 % interest in the West Timmins Nickel Project from Falconbridge Inc. (“Falconbridge”).  The project is located in the Timmins region of Ontario.

Under the terms of the Agreement, the Company, at its option, will spend $4,000,000 over a four-year period in order to vest with a 100% interest in the project.  Falconbridge, for its part, will retain a 2% NSR and may, under certain circumstances, back in and earn a 50% interest by spending two and a half times the aggregate expenditure incurred by the Company within four years.  Falconbridge may further elect to earn an additional 10% interest by completing a feasibility study or incurring $20,000,000 expenditures on the property.  Under the agreement, the Company will act as operator effective 1 January 2005.

Minimum aggregate exploration expenditures of $4,000,000 must be completed by 31 December 2008, as follows:

On or before 31 December 2005	(completed)	$750,000
On or before 31 December 2006	(completed)	$1,500,000
On or before 31 December 2007	($1,574,488 incurred)	$2,500,000
On or before 31 December 2008		$4,000,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

5.

Equipment

Details are as follows:

	Cost	Accumulated Amortization	July 31 2006 Net Book Value
Automotive equipment	$13,017	$10,360	$2,657
Furniture and office equipment	168,271	86,562	81,709
	$181,288	$96,922	$84,366

	Cost	Accumulated Amortization	April 30 2006 Net Book Value
Automotive equipment	$13,017	$10,360	$2,657
Furniture and office equipment	154,047	86,562	67,485
	$167,064	$96,922	$70,142

6.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

During the period, fees for consulting services in the amount of $7,713 were paid to a company controlled by the Corporate Secretary.

b)

During the period, management fees of $22,050 were paid to a company controlled by a director and Chairman.

c)

During the period, rent in the amount of $13,437 was paid to a company controlled by a director and Chairman.

d)

During the period, accounting fees of $8,100 were paid to a company controlled by the Chief Financial Officer.

e)

During the period, engineering and consulting fees of $12,000 were paid to company controlled by the Vice-President of Business Development.

f)

During the period, engineering and consulting fees of $11,250 were paid to a company controlled by the Vice-President of Exploration.

g)

During the period, wages of $10,437 were paid to the Vice-President, Corporate Finance.

h)

Effective 1 February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the period, $4,500 was accrued to directors.

i)

During the period, management fees of $16,951 were received from the River Valley Joint Venture.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

7.

Share Capital

a)

Private Placements

During the previous year, the Company issued 2,500,000 flow-through shares at a price of $0.40 per share for gross proceeds of $1,000,000. A finder’s fee of $70,000 was paid.  The Company also issued 456,000 flow-through shares at a price of $0.30 per share for gross proceeds of $136,800.

b)

Flow-Through Shares

Flow-through shares are shares issued by a Company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from flow-through issuances that management estimates have not been spent as at the balance sheet date.

c)

Exercise of Warrants and Options

i)

During the period, no warrants were exercised.

ii)

During the period, no options were exercised.

d)

Performance Shares

A total of 2,697,990 performance shares were reserved for issue.  At the discretion of the board of directors (“Board”), these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the Company.  These shares are to be granted as follows:

Shares	Date
50,000	15 January 2004	(issued)
50,000	30 June 2004	(issued)
50,000	31 October 2004	(issued)
50,000	28 February 2005	(allotted as at 30 April 2005 )(Issued June, 2005)
50,000	1 July 2005	(issued*)
50,000	1 December 2005	(issued*)
300,000

*

100,000 performance shares were issued at $0.01 per share for total proceeds of $1,000.  The fair market value of the performance shares at the date of the issuance was $33,000.  The difference between the issue price and the fair market value ($32,000) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

7.

Share Capital - Continued

d)

Performance Shares - Continued

During the previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the Company.  These shares are to be granted as follows:

Shares	Date
25,000	24 May 2005	(issued*)
25,000	24 November 2005	(issued*)
50,000	24 May 2006
50,000	24 November 2006
75,000	24 May 2007
75,000	24 November 2007
300,000

*

50,000 performance shares were issued at $0.01 per share for total proceeds of $500.  The fair market value of the performance shares at the date of the issuance was $14,750.  The difference between the issue price and the fair market value ($14,250) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

e)

Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company’s board of directors.  The exercise price of an option is to be not less than the closing price on the Toronto Stock Exchange (“TSX”) on the last trading day preceding the grant date.

i)

A summary of the Company’s options at 31 July 2006 and the changes for the period are as follows:

Number outstanding 30 April 2006	Granted	Exercised	Expired/ Cancelled	Number outstanding 30 April 2006	Exercise price per share	Expiry date
200,000	-	-	-	200,000	$0.60	21 December 2006
90,000	-	-	-	90,000	$1.00	10 February 2007
150,000	-	-	-	150,000	$0.60	1 July 2007
795,000	-	-	-	795,000	$0.60	31 December 2007
585,000	-		-	585,000	$0.76	10 September 2008
1,835,000	-	-	-	1,835,000	$0.60 $0.70	5 November 2007 5 November 2009
419,500	-	-	-	419,500	$0.83	28 February 2010
380,000	-	-	-	380,000	$0.60	3 May 2010
100,000	-	-	-	100,000	$0.40	13 July 2010
350,000	-	-	-	350,000	$0.40	3 February 2011
440,000	-	-	-	440,000	$0.40	19 April 2011
-	50,000	-	-	50,000	$0.50	8 May 2011
-	20,000	-	-	20,000	$0.50	19 May 2011
-	50,000	-	-	50,000	$0.50	20 June 2011
5,344,500	120,000	-	-	5,464,500

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Options - Continued

ii)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the previous year, the Company granted options to purchase up to 890,000 shares. The total fair value of options granted was calculated to be $153,253 on the grant date. Since the options were granted on a graded vesting schedule, $17,544 of the fair value has been recorded in the Company accounts during the previous year. When combined with $187,335 from the previous year’s options granted, the total recorded in the Company accounts during the previous year is $204,879.The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

	2006	2005
Expected dividend yield	NIL	NIL
Expected stock price volatility	49.0%	47.87%
Risk free interest rate	4.1%	4.06%
Expected life of options	5 years	5 years

iii)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

f)

Share Purchase Warrants

As at 31 July 2006, the following share purchase warrants were outstanding:

Warrants	Exercise Price	Expiry Date
45,600	$0.30	23 December 2006
55,555	$0.45	6 November 2007
101,155

8.

Income Taxes

a)

The Company has accumulated non-capital losses for income tax purposes of approximately $2,771,000 that may be used to reduce future taxable income.  If not utilized, these losses will expire as follows:

2010	$758,000
2014	701,000
2015	684,000
2016	628,000
$2,771,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

8.

Income Taxes - Continued

a) – Continued

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

Net future income tax assets
Statutory tax rate	35%
Unamortized share issue costs	$78,000
Non-capital losses	970,000
Equipment	36,000
Exploration and development expenditures	(317,000)
767,000
Less: Valuation allowance	(767,000)
$-

b)

The Company has incurred approximately $1,166,000 of resource related expenditures that may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The potential future tax benefits of these income tax losses, net capital losses and resource related expenditures have not been recognized in the accounts of the Company due to uncertainty surrounding realization of such benefits.

c)

Future Income Tax Recovery

During the previous year, flow-through shares totalling $1,136,800 were issued, which funds are required to be spent on certain Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. This amounted to $387,649. However, because the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

d)

During a previous year, the Canada Revenue Agency (“CRA”) reviewed and examined the Canadian Exploration Expenditures (“CEE”) renounced by the Company through its issuance of flow-through shares for the periods ending from 31 December 1998 to 2003. According to the CRA proposal letter, not all of the exploration expenditures made pursuant to the Kaymin farm-in agreement met the test for having been incurred by the Company. Further, the CRA assumed that the denied CEE should be fully removed from the Company’s CEE pool. On this basis CRA proposed to disallow approximately $2,100,000 of exploration expenditures and charge additional penalty taxes of $267,000.

On September 8, 2005, the Company settled this contingent liability by agreeing to pay CRA $43,250 in part XII tax.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

9.

Segmented Information

Details on a geographic basis as at 30 April 2006 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$248,246	$5,351,510	$81,986	$5,681,742
Mineral property costs	$248,246	$1,742,151	$81,986	$2,072,383
Loss for the year	$-	$(1,344,822)	$-	$(1,344,822)

Details on a geographic basis as at 30 April 2005 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$82,279	$5,934,711	$53,626	$6,070,616
Mineral property costs	$82,279	$1,200,443	$53,626	$1,336,348
Loss for the year	$-	$(1,894,297)	$-	$(1,894,297)

Details on a geographic basis as at 30 April 2004 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$145,876	$7,053,247	$3,196	$7,202,319
Mineral property costs	$145,876	$385,457	$3,196	$534,529
Loss for the year	$-	$(1,276,008)	$-	$(1,276,008)

10.

Commitments

a)

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a Company controlled by a director and chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

b)

By agreement dated 1 July 2005, the Company entered into a five-year lease for premises with a Company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2007	$32,760
2008	32,760
2009	32,760
2010	32,760
2011 (expiry in June 2010)	5,460
Total	$136,500

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2006 and 2005
Canadian Funds

11.

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

12.

Subsequent Event